# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nauticus Robotics, Inc., CIK 0001849820
CUSIP: 63911H207
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 17146 FEATHERCRAFT LANE, 17146 FEATHERCRAFT LANE, WEBSTER, Texas (TX), 77598
Date of event which requires filing of this statement: 03/10/2025
Amends the filing with accession number 0001594543-25-000002
Filed by CIK 0001594543
Persons authorized to receive notices and communications: William Kerber, 3917 NE 104TH ST, Oklahoma City, Oklahoma (OK), 73131, 405-373-6600

## Reporting persons
- KERBER WILLIAM XAVIER III (CIK 0001594543): type of reporting person: individual (IN); citizenship or place of organization: Oklahoma (OK); source of funds: personal funds (PF); sole voting power 1,542,696; sole dispositive power 1,542,696; aggregate amount beneficially owned 1,542,696 (5.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Nauticus Robotics, Inc.
Address of issuer's principal executive offices: 17146 FEATHERCRAFT LANE, 17146 FEATHERCRAFT LANE, WEBSTER, Texas (TX), 77598

## Item 2. Identity and Background
Name of person filing: WILLIAM XAVIER KERBER III
Residence or business address:
3917 NE 104TH ST,
Oklahoma City, OK, 73131
Present principal occupation or employment:
CEO Human Mode LLC
3917 NE 104th ST
Oklahoma City, OK. 73131
Criminal convictions in the last five years:
During the past 5 years, Mr. Kerber has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
During the past 5 years, Mr. Kerber has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: All of the shares of Common Stock were acquired using Mr. Kerber's personal funds. No loans were involved in these purchases.

## Item 4. Purpose of Transaction
Purpose of transaction:
Since Mr. Kerber's last amendment No. 1 dated February 7, 2025, he has made purchases of 931,204 shares of the issuer's Common Stock. As of March 10, 2025, Mr. Kerber beneficially owned 1,542,696 shares or 5.1% of the outstanding Common Stock calculated based on the 30,185,791 shares reported in the Issuer's S-3 statement dated February 3, 2025.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date of this Amendment No. 2, Mr. Kerber beneficially owns an aggregate of 1,542,696 shares of the Issuer's Common stock or 5.1% of the Issuer's outstanding shares of Common Stock. The beneficial ownership percentages used in this Schedule are calculated based on the 30,185,791 shares of Common Stock of the Issuer outstanding as of their recent S-3 filing dated February 3, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date of this Amendment No. 2, Mr. Kerber has sole voting and dispositive power of 1,542,696 shares of the Issuer's Common Stock.
Transactions in the class effected during the past sixty days:
Except as described in this Item 5(c). Mr. Kerber has not effected any transactions in the Common Stock during the past 60 days or since his most recent Schedule 13D filing dated February 7, 2025.

Date Price Shares

2/25/2025 Purchase $1.13 251,204
2/27/2025 Purchase $1.05 130,000
3/10/2025 Purchase $1.05 550,000

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
As of the filing date of this Amendment, Mr. Kerber is not involved in any contracts, arrangements, under standings or relationships related to any securities of the Issuer.

## Signatures
- KERBER WILLIAM XAVIER III: WILLIAM XAVIER KERBER III, WILLIAM XAVIER KERBER III (03/17/2025)